Mark Schonberger +1 212 813 8842 MSchonberger@goodwinlaw.com	Goodwin Procter LLP The New York Times Building 620 Eighth Avenue New York, NY 10018 goodwinlaw.com +1 212 813 8800

December 21, 2017

VIA EDGAR

Ms. Jennifer Gowetski

Senior Counsel

U.S. Securities and Exchange Commission

Division of Corporation Finance – Office of Real Estate & Commodities

100 F Street, N.E.

Washington, D.C. 20549-3010

Re:	Fundrise West Coast Opportunistic REIT, LLC Offering Statement on Form 1-A

Post-Qualification Amendment No. 2

Filed November 21, 2017
File No. 024-10568

Dear Ms. Gowetski:

This letter is submitted on behalf of Fundrise West Coast Opportunistic REIT, LLC, (the “Company”) in response to a verbal comment (the “Verbal Comment”) from the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Post-Qualification Amendment on Form 1-A (File No. 024-10568) filed with the Commission on November 21, 2017, relating to the Company’s offering of up to $50,000,000 in common shares (the “Offering Statement”). The response provided is based upon information provided to Goodwin Procter LLP by the Company.

We have paraphrased the Verbal Comment in italics with the response immediately following the Verbal Comment.

Ms. Jennifer Gowetski

Division of Corporation Finance

December 21, 2017

Offering Summary – Recent Developments – Distributions

Description of Our Common Shares – Distributions

1.	Please disclose further details regarding the source of your distributions. Please advise how you will present statistical distribution information in the future.

Response to Comment No. 1

In response to the Staff’s comment, the Company has included additional disclosure in bold font below regarding the source of the Company’s distributions With respect to presenting statistical information when it becomes available, the Company has advised that it intends to include in future Form 1-Ks and 1-SA’s statistical information showing the sources of the distributions (i.e. operations, offering proceeds, loans, etc.) either in the Management Discussion and Analysis Section of those reports or elsewhere in the reports as appropriate.

Distributions Declared

Through October 1, 2017, we have declared an aggregate of 6 distributions since our inception with a weighted average annualized yield of 7.32%. See “Description of Our Common Shares—Distributions” below. During fiscal year 2017, our distributions have been funded from both cash flow from operations and offering proceeds with a majority of such distributions being funded from our cash flow provided by operations. While we are under no obligation to do so, we expect that our Manager will continue to declare distributions with a daily record date, and pay distributions quarterly in arrears in amounts similar to those previously declared. However, there can be no assurance as to whether distributions will be declared or the amount of such distributions.

Distributions

While we are under no obligation to do so, we have in the past and expect in the future to declare and pay distributions quarterly in arrears; however, our Manager may declare other periodic distributions as circumstances dictate. In order that investors may generally begin receiving distributions immediately upon our acceptance of their subscription, we expect to authorize and declare distributions based on daily record dates.

On October 26, 2016, we declared our first distribution to shareholders of record as of the close of business on each day of the period commencing on November 1, 2016 and ending on December 31, 2016. Our Manager has declared daily distributions for shareholders of record as of the close of business on each day from November 1, 2016 through December 31, 2017. The distributions are payable to shareholders of record as of the close of business on each day of the distribution period. The chart below details the distributions that we have declared since we commenced operations:

Distribution Period	Daily Distribution Amount/Common Share		Date of Declaration	Payment Date (1)	Annualized Yield (2)
11/01/16 – 11/30/16	0.0006849315		10/26/16	1/12/17	2.50%
12/01/16 – 12/31/16	0.0010958904		11/30/16	1/12/17	4.00%
01/01/17 – 03/31/17	0.0021917808		12/31/16	4/11/17	8.00%
04/01/17 – 06/30/17	0.0021917808		03/21/17	7/11/17	8.00%
07/01/17 – 9/30/17	0.0021917808		06/26/17	10/21/17	8.00%
10/01/17 – 12/31/17	0.0021917808		09/28/17	1/21/18	8.00%
Weighted Average (11/01/16 through 12/31/17)	0.0020059168	(3)	-	-	7.32	%(4)

(1) Dates presented are the dates on which the distributions were, or are, scheduled to be distributed; actual distribution dates may vary.

Ms. Jennifer Gowetski

Division of Corporation Finance

December 21, 2017

(2) Annualized yield numbers represent the annualized yield amount of each distribution calculated on an annualized basis at the then current rate, assuming a $10.00 per share purchase price. While the Manager is under no obligation to do so, each annualized basis return assumes that the Manager would declare distributions in the future similar to the distributions for each period presented, and there can be no assurance that the Manager will declare such distributions in the future or, if declared, that such distributions would be of a similar amount.

(3) Weighted average daily distribution amount per common share is calculated as the average of the daily declared distribution amounts from November 1, 2016 through December 31, 2017.

(4) Weighted average annualized yield is calculated as the annualized yield of the average daily distribution amount for the periods presented, assuming a $10.00 per share purchase price. While the Manager is under no obligation to do so, the average annualized basis return assumes that the Manager would declare distributions in the future similar to the average distributions for the period from November 1, 2016 through December 31, 2017, and there can be no assurance that the Manager will declare such distributions in the future or, if declared, that such distributions would be of a similar amount.

While we are under no obligation to do so, we expect that our Manager will continue to declare distributions with a daily record date, and pay distributions quarterly in arrears in amounts similar to those previously declared. However, there can be no assurance as to whether distributions will be declared or the amount of such distributions. Shareholders will be entitled to declared distributions on each of their shares from the time the shares are issued to the shareholder until the redemption date as described below in “—Redemption Plan”.

We are required to make distributions sufficient to satisfy the requirements for qualification as a REIT for U.S. federal income tax purposes. Generally, income distributed will not be taxable to us under the Code if we distribute at least 90% of our REIT taxable income each year (computed without regard to the dividends paid deduction and our net capital gain). Distributions will be authorized at the discretion of our Manager, in accordance with our earnings, present and reasonably projected future cash flows and general financial condition. Our Manager’s discretion will be directed, in substantial part, by its obligation to cause us to comply with the REIT requirements and to avoid U.S. federal income and excise taxes on retained income and gains.

During fiscal year 2017, our distributions have been funded from both cash flow from operations and offering proceeds with a majority of such distributions being funded from our cash flow provided by operations. Although our goal is to fund the payment of distributions solely from cash flow from operations, we may pay distributions from other sources, including the net proceeds of this offering, cash advances by our Manager, cash resulting from a waiver of fees or reimbursements due to our Manager, borrowings in anticipation of future operating cash flow and the issuance of additional securities, and we have no limit on the amounts we may pay from such other sources. If we fund distributions from financings or the net proceeds from this offering, we will have less funds available for investment in real estate properties, real estate-related assets and other investments. We expect that our cash flow from operations available for distribution will be lower in the initial stages of this offering until we have raised significant capital and made substantial investments. Further, because we may receive income at various times during our fiscal year and because we may need cash flow from operations during a particular period to fund expenses, we expect that during the early stages of our operations and from time to time thereafter, we may declare distributions in anticipation of cash flow that we expect to receive during a later period and these distributions would be paid in advance of our actual receipt of these funds. In these instances, we expect to look to third party borrowings, our offering proceeds or other sources to fund our distributions. Additionally, we will make certain payments to our Manager and dealer manager for services provided to us. See “Management Compensation.” Such payments will reduce the amount of cash available for distributions. Finally, payments to fulfill redemption requests under our redemption plan will also reduce funds available for distribution to remaining shareholders.

Ms. Jennifer Gowetski

Division of Corporation Finance

December 21, 2017

We are not prohibited from distributing our own securities in lieu of making cash distributions to shareholders. Our operating agreement also gives the Manager the right to distribute other assets rather than cash. The receipt of our securities or assets in lieu of cash distributions may cause shareholders to incur transaction expenses in liquidating the securities or assets. We do not have any current intention to list our common shares on a stock exchange or other trading market, nor is it expected that a public market for the common shares will develop. We also do not anticipate that we will distribute other assets in kind (other than in the context of a roll up transaction).

Our distributions will constitute a return of capital to the extent that they exceed our current and accumulated earnings and profits as determined for U.S. federal income tax purposes. To the extent that a distribution is treated as a return of capital for U.S. federal income tax purposes, it will reduce a holder’s adjusted tax basis in the holder’s shares, and to the extent that it exceeds the holder’s adjusted tax basis will be treated as gain resulting from a sale or exchange of such shares.

* * * * *

If you have any questions or would like further information concerning the Company’s responses to the Comment Letter, please do not hesitate to contact me at (212) 813-8842 or Bjorn J. Hall at (202) 584-0550.

Sincerely,

Mark Schonberger

Enclosures:

cc:	Via E-mail

Benjamin S. Miller, Chief Executive Officer

Bjorn J. Hall, General Counsel and Secretary

Rise Companies Corp.

Matthew Schoenfeld, Esq.

Goodwin Procter LLP